Exhibit 4.2

Term Sheet – Date 30 May 2018

Investment by Hunter Bay Partners Pty Ltd (ACN 082 637 670) into Hunter Energy Pty Ltd (ACN 624 824 791)

No.	Item	Description
1	Parties (or each a Party)
The parties to this document are:
(a)        Hunter Energy Pty Ltd (ACN 624 824 791) (Company);
(b)        Hunter Bay Partners Pty Ltd  ACN 082 637 670 (or its nominee)
             (HBP); and
(c)        Arthur Phillip Nominees Pty Ltd and Fontelina Pty Ltd ACN 145 837 845 (Founders).

2	Investment Opportunity
•          The Company has the exclusive right to acquire and own the assets of the Redbank Power Station (151MW) which has been on care and maintenance.
•          The Company is seeking to raise $2.5 million to support the evaluation of re-commissioning / restart capital expenditure, acquisition of water rights, negotiation of coal and offtake  contracts, option purchase and continuing care and  maintenance.

3	Summary
This document outlines:
(a)       the terms on which HBP will subscribe for, and the Company will issue, 20,666,666 fully paid ordinary shares in the capital of the Company (Subscription Shares) for a total subscription price of $2.5 million or 12.097c per share (Subscription Amount)  (Transaction);
(b)       the key terms of a new shareholders' agreement in respect of the Company (Shareholders' Agreement) required in connection with the Transaction; and
(c)        various other matters relating to the Transaction.

4	Binding document	This document is intended to legally bind the Parties.
5	Approvals
The Company procures that they and all existing representative directors on the board of the Company will approve the issue of the Subscription Shares to HBP and the appointment of a HBP nominee as a director of the Company.

No.	Item	Description
6	Subscription
HBP  will  subscribe for, and the Company will issue, the Subscription Shares for the Subscription Amount on or before 1 June 2018.

In the event Subscription is  not completed by 6  June 2018  this agreement shall terminate and cease to be of force or effect unless otherwise agreed in writing between the parties.

7	Issued capital	Following completion of the subscription contemplated by clause 61 the share capital In the Company will be held as follows:
		Shareholder	Shares	Percentage
		Founders and others	62,000,000 fully paid ordinary (The existing performance shares shall be converted into ordinary shares. Of the 31,000,000 options on issue, 30,000,000 will be cancelled. The remaining 1m options are exercisable at 60c and expire on 30 April 2023)	75.0%
		HBP	20,666,666 fully paid ordinary shares	25.0%
		Total	82,666,660 fully paid ordinary 1,000,000 options	100% shares
8	Board composition	When the Subscription Shares are issued to HBP, the board of the Company will consist of: (a) Two (2) directors, appointed by the Founders; (b) One (1) director, appointed by HBP.
9	Shareholders' Agreement
A Shareholders' Agreement will be entered into by the Parties. The Shareholders Agreement will cover the issues outlined in Annexure A including in particular the matters requiring agreement between the Founders and HBP.

10	Conditions of Investment
Conditions of HBP's investment into the Company consist of:
(a)       That the Company steps into and adheres to the exact binding obligations that Albertson Resources Pty Ltd (ACN 135 851 213) (Albertson)  has entered into with Biogreen Energy Pty Ltd (ACN 608 060 984) (Biogreen) as   per the Binding Option Agreement dated 18 December 2017. Specifically, that Albertson shall pay Biogreen a total of $9.5m in consideration comprising the $4.5 million option exercise payment and a $5.0 million amount payable out of the profits generated by the Company.
(b)       That the Company will pay Albertson and Hunter Bay the amounts detailed in  Annexure B
(c)       That for the period  until  the secondary  fund raising   all costs for key staff namely James Myatt, Warren Kember, Arthur Phillip Pty Ltd and Arthur Phillip Pty Ltd related overheads are capped at $45,000 per month.
(d)       That following the deduction of agreed payments (not   less than $25k per mth) to Arthur Phillip and such amounts as  are otherwise agreed to fairly compensate for other work to such parties as necessary, the management fee post commencement of operations (calculated at 5% of EBITDA) is to be shared 75% to the Founders and 25% to HBP.

No.	Item	Description
11	Timetable	The Parties will negotiate in good faith with a view to all relevant Parties executing a final Subscription Agreement and a new Shareholders' Agreement and completing the Transaction by 6 June 2018.
12	Confidentiality
The Parties agree that any information which they obtain about the affairs or assets of the other Party will be kept confidential (other than disclosure to agents, advisers or representatives or as required by law or the rules of any applicable stock exchange) and will not be used for any purpose other than in connection with the Transaction contemplated by this document.

13	Costs	Each Party will bear its own costs in relation to this document and the Transaction contemplated by it.
14	Governing law	The laws of New South Wales govern this document and the Parties agree to submit to the non-exclusive jurisdiction of the courts of New South Wales.

EXECUTED this 30th day of May 2018

Signed sealed and delivered by
Hunter Energy  Pty Ltd  (ACN 624 824 791)  by:

/s/ Warren Kember
Director	Director/Secretary

Warren Kember
Full name of Director	Full name of Director/Secretary

Signed sealed and delivered by
Fontelina Pty Ltd ACN 145 837 845 by:

/s/ Richard Poole
Director

Richard Poole
Full name of Director

Signed sealed and delivered by
Hunter Bay Partners Pty Ltd ACN 082 637 670 by:

/s/ John McGuigan
Director

John McGuigan
Full name of Director

Annexure A - Basic and fundamental issues to be covered by the Shareholders Agreement

No.	Description
1	Objectives of the Company
2	Composition, proceedings and remuneration of the Board
3	Deadlock Procedures
4	Issue and Transfer of Shares - Pre-emptive Rights Provisions
5	Drag Along and Tag Along Rights
6
Unanimity Issues - Matters that require unanimous approvals of the Founders and HBP:

(a)          (change in nature of Business) the Business of the Company is the acquisition and recommissioning of the Redbank Power Station (151 MW) and the obtaining of all relevant rights to permit its operation with the objective of producing an EBITDA of approximately $20m per annum followed by the addition of associated developments such as Gas fired turbines, solar and other energy related opportunities at the Redbank Power Station;

(b)          (Business IP) changing any Business IP or branding of the Company, the Business or the Application;

(c)           other than the issue of securities or debt necessary to secure the agreed secondary funding required to restart the plant totaling an estimated $30-$35m or funding required to meet a forecast short fall in cash within the following 8 months of the forecast

i)            (allotment of securities) the allotment of Shares, convertible notes, options or other securities in the Company;

ii)           (liabilities and indemnities) the Company entering into or agreeing to any commitment, indemnity or liability (whether actual or contingent) of more than $200,000 which is not specifically provided for in the Annual Business Plan and Budget or otherwise in the ordinary and usual course of the Business;

(d)           (dividend policy) the dividend policy shall be set at 50% of NPAT unless otherwise unanimously agreed between the parties. It is acknowledged that it is unlikely that this payment shall be made in the first year of operation and will be subject to the requirements of secured lenders.

(e)           (material agreements) other than agreements to issue securities or debt as set out in (c) above, or as included in the Annual Business Plan and Budget, the entry into, termination, variation, assignment, novation or enforcement of, or waiver of a right under, or decision not to comply with, any material agreement to which the Company is a party (which, for the avoidance of doubt, includes the Commercial Agreements). For the purposes of this clause a material agreement is any agreement not specifically provided for in the Annual Business Plan and Budget to a value of in excess of $200,000;

(f)           (employee schemes) other than the issue of 5% of employee options exercisable @ 15c per share on or before 30 June 2023 to the CEO (proposed Mr James Myatt or his nominee), the approval of any employee Share or option scheme for the issue of Shares to employees, directors or consultants of the Company;

(g)          (transfer of assets) the transfer by the Company of an asset or assets of the Company having an aggregate book or market value (whichever is the greater) of more than 5% of the aggregate book value of the Company's assets;

(h)          (Encumbrances) other than agreements to issue securities or debt as set out in (c) above, the grant of any Encumbrance over any assets of the Company;

(i)         (capital expenditure) any capital expenditure above that specifically provided for in the Annual Business Plan and Budget which:

(i)          is in excess of $100,000; or

(ii)          would otherwise cause total capital expenditure of the Company to exceed that specifically provided for in the Annual Business Plan and Budget by $100,000 or more;

(j)            (Annual Business Plan and Budget) the approval of the Annual Business Plan and Budget;

(k)           (Senior Employees) the employment of any employee with a remuneration in excess of $200,000 and the appointment of any director other than a director appointed pursuant to clause 8 of the Term Sheet.

(I)            (Liquidation or Reconstruction) voluntary liquidation or reconstruction of the Company.

Annexure B   - Hunter Energy Acquisition of Rights

No.	Description
1
Albertson Resources  Pty Ltd (Albertson) agrees to nominate Hunter Energy Pty Ltd (Hunter Energy) as its nominee under the Binding Option Agreement dated 18 December 2017 between Albertson and Biogreen Energy Pty Ltd (Biogreen). A copy of the Binding Option Agreement is attached.

2	Hunter Energy agrees to step into and assume all the rights and obligations of Albertson under the above Binding Option Agreement.
3	Albertson will notify Biogreen that it has nominated Hunter Energy as its nominee in accordance with the terms of the Binding Option Agreement.
4
In consideration of Albertson's nomination of Hunter Energy as its nominee and the obligations assumed by HBP in this Term Sheet Hunter Energy will pay the following amounts:
i.         An initial amount to Albertson of $1 million on the date when Hunter Energy exercises the option under the Binding Option Agreement.
ii.        A success fee to Albertson being calculated as 75% of the aggregate amount of $4.5 million to be paid out of the audited profits of Hunter Energy arising out of the profits generated from the Redbank Power Station provided that such amount together with the success payments payable to Biogreen under the terms of the Binding Option Agreement will not exceed 30% of the total net profits in any year until the success payments due to Biogreen, Albertson and HBP are paid in full, and
iii.       A success fee to HBP being calculated as 25% of the aggregate amount of $4.5 million to be paid on the same terms and conditions as the  Albertson success fee referenced in paragraph (ii) above.